UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

May 15, 2019 (May 13, 2019)

ONE MADISON CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-38348	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3 East 28th Street, 8th Floor New York, New York	10016
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +1 212-763-0930

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	OMAD	New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	OMAD.WS	New York Stock Exchange
Units, each consisting of one Class A Ordinary Share and one-half of one Warrant	OMAD.U	New York Stock Exchange

Item 1.01. Entry into a Material Definitive Agreement

Modification of Sponsor Earnout

On May 13, 2019, One Madison Corporation (the “Company”) and One Madison Group LLC (the “Sponsor”) entered into the second amendment (the “Sponsor Earnout Amendment”) to that certain Securities Subscription Agreement entered into on July 18, 2017, as amended on December 1, 2017 (the “Securities Subscription Agreement”), by and between the Company and the Sponsor. Pursuant to the Sponsor Earnout Amendment, the Sponsor agreed to certain modifications with respect to the earnout provision that applies to the Class B ordinary shares, par value $0.0001 per share (the “Founder Shares” or the “Class B Shares”) it holds pursuant to the Securities Subscription Agreement. As a result of these modifications, (i) 50% of the Founder Shares held by the Sponsor immediately following the Company’s IPO, or 3,397,500 Founder Shares (the “First Earnout Shares”), will be surrendered for no consideration unless, prior to the tenth anniversary of the closing of the previously announced business combination with Rack Holdings, Inc. and Ranpak Corp. (the “Ranpak Business Combination”), (A) the closing price of the Company’s Class A ordinary shares, par value $0.0001 per share (“Class A Shares”) equals or exceeds $15.00 per share for any 20 trading days within any 30 consecutive trading day period or (B) the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all or substantially all of its shareholders having the right to exchange their shares or the Company otherwise undergoes a change of control and (ii) 50% of the Founder Shares held by the Sponsor immediately following the Company’s IPO, or 3,397,500 Founder Shares (the “Second Earnout Shares”), will be surrendered for no consideration unless, prior to the tenth anniversary of the closing of the Ranpak Business Combination, (A) the closing price of the Company’s Class A shares equals or exceeds $17.00 per share for any 20 trading days within any 30 consecutive trading day period or (B) the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all or substantially all of its shareholders having the right to exchange their shares or the Company otherwise undergoes a change of control. Prior to the execution of the Sponsor Earnout Agreement, 30% of the Founder Shares held by the Sponsor immediately following the Company’s IPO would have been surrendered for no consideration unless, prior to the fifth anniversary of the closing of the Ranpak Business Combination, (A) the closing price of the Company’s Class A shares equaled or exceeded $12.50 per share for any 20 trading days within any 30 consecutive trading day period or (B) the Company completed a liquidation, merger, stock exchange or other similar transaction that resulted in all or substantially all of its shareholders having the right to exchange their shares for consideration which equals or exceeds $12.50 per share. In the event that any of the Founder Shares held by the Sponsor are forfeited to the Company as a result of the redemption of the Company’s Class A Shares in connection with the shareholder vote to approve the Ranpak Business Combination, such forfeitures will reduce first, the Second Earnout Shares and next, the First Earnout Shares.

The First Earnout Shares and the Second Earnout Shares will not participate in cash dividends or other cash distributions payable to holders of the ordinary shares of the Company prior to the date on which the earnout conditions applicable to the First Earnout Shares and the Second Earnout Shares, respectively, have been satisfied, whereupon the First Earnout Shares or the Second Earnout Shares, as applicable, will be entitled to all cash dividends and cash distributions paid on the ordinary shares of the Company after the Ranpak Business Combination as if they had been holders of record entitled to receive distributions on the applicable record date.

The foregoing description of the Sponsor Earnout Amendment is not a complete description thereof and is qualified in its entirety by reference to the full text of such amendment, which is filed as Exhibit 10.1 hereto, and incorporated herein by reference.

Additional Earnout for Anchor Investors

On May 13, 2019, the Company and certain of its anchor investors entered into an earnout agreement (the “Anchor Earnout Agreement”), pursuant to which the consenting anchor investors agreed to an earnout provision with respect to the 3,750,000 Founder Shares issued to the anchor investors. As a result of the Anchor Earnout Agreement, all 3,750,000 Founder Shares issued to the anchor investors will be surrendered for no consideration unless, prior to the tenth anniversary of the closing of the Ranpak Business Combination, (A) the closing price of the Company’s Class A shares equals or exceeds $12.50 per share for any 20 trading days within any 30 consecutive trading day period or (B) the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all or substantially all of its shareholders having the right to exchange their shares or the Company otherwise undergoes a change of control. Prior to the execution of the Anchor Earnout Agreement, the Founder Shares issued to the anchor investors were not subject to any earnout provision.

The Founder Shares issued to the anchor investors will not participate in cash dividends or other cash distributions payable to holders of the ordinary shares of the Company prior to the date on which the applicable earnout conditions have been satisfied, whereupon the Founder Shares issued to the anchor investors will be entitled to all cash dividends and cash distributions paid on the ordinary shares of the Company after the Ranpak Business Combination as if they had been holders of record entitled to receive distributions on the applicable record date.

The foregoing description of the Anchor Earnout Agreement is not a complete description thereof and is qualified in its entirety by reference to the full text of such amendment, which is filed as Exhibit 10.2 hereto, and incorporated herein by reference.

Shareholder Meeting Date Modification - Amendment to the Stock Purchase Agreement

On May 14, 2019, the Company entered into the second amendment (the “Stock Purchase Amendment”) to that certain Stock Purchase Agreement entered into on December 12, 2018, as amended on January 24, 2019 (the “Stock Purchase Agreement”) by and among the Company, Rack Holdings, L.P. and Rack Holding, Inc. Pursuant to the SPA Amendment, the Company is entitled to adjourn the shareholder meeting approving the Ranpak Business Combination to a date not later than May 28, 2019.

The foregoing description of the Stock Purchase Amendment is not a complete description thereof and is qualified in its entirety by reference to the full text of such amendment, which is filed as Exhibit 2.1 hereto, and incorporated herein by reference. The material terms of the Stock Purchase Agreement (including the amendment thereto) are set forth in this Current Report on Form 8-K and the Current Report on Form 8-K filed by the Company on December 13, 2018.

Founder Share Consent

On May 13, 2019, shareholders holding more than two-thirds of the Founder Shares, entered into a consent (the “Founder Share Consent”) pursuant to which such shareholders, on behalf of themselves and all other holders of Founder Shares, waived the anti-dilution protection benefiting the Founder Shares under the terms of the Company’s Amended and Restated Memorandum and Articles of Association (“Charter”) with respect to the Class A Shares to be issued pursuant to the Subscription Agreement. As such, assuming no other equity securities are issued in connection with the Business Combination and assuming no redemption of Class A Shares by the Company’s shareholders, on the business day following the consummation of the Business Combination, each Founder Share will convert into one Class A Share.

The foregoing description of the Founder Share Consent is not a complete description thereof and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 10.3 hereto, and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities

On May 13, 2019, in connection with the Ranpak Business Combination, the Company entered into a subscription agreement (the “Subscription Agreement”) with an institutional investor (the “Subscribing Party”), on behalf of certain investment advisory clients, for the purchase and sale of an aggregate of 1,949,317 Class A Shares, at $10.26 per share for an aggregate purchase price of approximately $20 million. The closing of the transaction contemplated by the Subscription Agreement will occur simultaneously with the completion of the Ranpak Business Combination. The funding of such amounts is subject to customary conditions, including the satisfaction or waiver of the conditions to closing set forth in the Stock Purchase Agreement and the change of the Company’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. The Subscription Agreement will automatically terminate upon the termination of the Stock Purchase Agreement or upon the mutual written consent of the Company and the Subscribing Party.

In connection with the closing of the Ranpak Business Combination, the Company expects to issue Class A Shares pursuant to the Subscription Agreement. These Class A Shares to be issued will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 8.01 Other Events.

The Company has determined that it intends to convene and then adjourn, without conducting any business, its extraordinary general meeting in lieu of annual general meeting of shareholders (“Extraordinary General Meeting”) scheduled to occur at 10 a.m. (local time), on May 20, 2019, and reconvene at 10 a.m. (local time), on May 28, 2019,  to approve, among other things, the previously announced business combination with Rack Holdings, Inc. and its wholly owned subsidiary, Ranpak Corp. The only proposal that will be submitted to a vote of the shareholders on May 20, 2019 will be the approval of the adjournment of the Extraordinary General Meeting to such later date. The adjournment proposal is described in detail in One Madison’s proxy statement that was mailed to shareholders on or about May 6, 2019.

The Extraordinary General Meeting will still be held at the offices of Davis Polk & Wardwell LLP, at 450 Lexington Avenue, New York, New York 10017. The record date of May 6, 2019 and the proposals that will be voted on at the Extraordinary General Meeting remain unchanged. Shareholders who have voted do not need to recast their votes, and proxies previously submitted in respect of the Extraordinary General Meeting will be voted at the adjourned meeting unless properly revoked.

Subject to the requisite shareholder approval of the adjournment proposal, One Madison intends to extend the deadline for the Company’s shareholders to exercise their redemption rights to 5:00 p.m., Eastern Time on May 23, 2019.

On May 15, 2019, the Company issued a press release announcing entry into the Sponsor Earnout Amendment, Anchor Earnout Agreement, Stock Purchase Amendment, Founder Share Consent and Subscription Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

No Offer or Solicitation

This Current Report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information

In connection with the proposed acquisition, One Madison filed a registration statement on Form S-4 (File No. 333-230030) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus, that is both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to the Company’s equityholders in connection with the Company’s proposed domestication as a Delaware corporation in connection with the completion of the business combination. The Registration Statement was declared effective on May 2, 2019 and the definitive proxy statement/prospectus and other relevant documents were mailed to One Madison’s shareholders as of May 6, 2019, the record date for the extraordinary general meeting of One Madison to be held in connection with the business combination. One Madison’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus included in the Registration Statement as these materials contain important information about One Madison, Ranpak and the business combination. Stockholders may obtain a free copy of the proxy statement/prospectus (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. In addition, stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) at One Madison’s website at http://www.onemadisoncorp.com/corporate-governance--investor-relations.html or by contacting One Madison’s investor relations department via e-mail at info@onemadisongroup.com.

Participants in the Solicitation

One Madison and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from One Madison’s stockholders with respect to the proposed acquisition. Information about One Madison’s directors and executive officers and their ownership of One Madison’s common stock is set forth in One Madison’s filings with the SEC, including (i) the Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed on February 28, 2019 and (ii) the Proxy Statement and Prospectus each filed on May 2, 2019. Stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed acquisition, including the interests of One Madison’s directors and executive officers in the proposed acquisition, which may be different than those of One Madison’s stockholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the proposed acquisition, which will be filed with the SEC.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this Current Report and the Exhibits attached hereto may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending transaction among One Madison Corporation (the “Company”), Rack Holdings L.P. and Rack Holdings Inc. (“Ranpak”) and the transactions contemplated thereby, and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Current Report and the Exhibits attached hereto may include, for example, statements about: our ability to complete our initial business combination; our expectations around the performance of the prospective target business or business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination; our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination; the proceeds of the forward purchase shares being available to us; our potential ability to obtain additional financing to complete our initial business combination; our public securities’ potential liquidity and trading; the lack of a market for our securities; the use of proceeds not held in the trust account or available to us from interest income on the trust account balance; the trust account not being subject to claims of third parties; or our financial performance following this offering.

The forward-looking statements contained in this Current Report and the Exhibits attached hereto are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the initial business combination; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the initial business combination may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted against the Company, Ranpak or others following the announcement of the initial business combination and any definitive agreements with respect thereto; (4) the inability to complete the initial business combination due to the failure to obtain approval of the stockholders of the Company, to obtain financing to complete the initial business combination or to satisfy other conditions to closing in the definitive agreements with respect to the initial business combination; (5) changes to the proposed structure of the initial business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the initial business combination; (6) the ability to meet and maintain NYSE’s listing standards following the consummation of the initial business combination; (7) the risk that the initial business combination disrupts current plans and operations of Ranpak as a result of the announcement and consummation of the initial business combination; (8) costs related to the initial business combination; (9) changes in applicable laws or regulations; (10) the possibility that Ranpak or the Company may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Second Amendment, dated May 14, 2019, to the Stock Purchase Agreement, dated December 12, 2018, as amended on January 24, 2019, by and between One Madison Corporation, Rack Holdings, L.P., and Rack Holdings, Inc.
10.1	Second Amendment, dated May 13, 2019, to the Securities Subscription Agreement, dated July 18, 2017, as amended on December 1, 2017, by and between One Madison Corporation and One Madison Group, LLC.
10.2	Anchor Earnout Agreement, dated May 13, 2019, by and between One Madison Corporation and certain anchor investors.
10.3	Consent of Holders of Class B Shares, dated May 13, 2019, among certain holders of Class B Shares.
99.1	Press release dated May 15, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2019

ONE MADISON CORPORATION

By:	/s/ Bharani Bobba
Bharani Bobba
Chief Financial Officer